| FORM SBSE-A<br>Page 1<br>(Execution Page) | Application for Registration as a Security-based Swap Dealer and Major Security-based Swap Participant that is Registered or Registering with the CFTC as a Swap Dealer or Major Swap Participant | Official Use | Official Use Only |
|---|---|---|---|
| | Date:_____     *Applicant* NFA Number: _____ | | |

| WARNING: | Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as an SBS Entity, would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action. |
|---|---|

**INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.**
*See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

## [ ] APPLICATION          [X] AMENDMENT

1.  Exact name, principal business address, mailing address, if different, and telephone number of the *applicant:*

A.  Full name of the *applicant*:

Citigroup Global Markets Ltd

B.  IRS Empl. Ident. No.:

0000000

C. Applicant's NFA ID #: 291281     Applicant's CIK # (if any): 0001012467     Applicant's UIC # (if any): XKZZ2JZF41MRHTR1V493

D.  *Applicant's* Main Address: (Do not use a P.O. Box)

| Number and Street 1: | Number and Street 2: |
|---|---|
| CITIGROUP CENTRE, CANADA SQUARE | CANARY WHARF |

| City: | State: | Country: | Zip/Postal Code: |
|---|---|---|---|
| London | | England, UK | E14 5LB |

E.  Mailing Address, if different:

| Number and Street 1: | Number and Street 2: |
|---|---|
| | |

| City: | State: | Country: | Zip/Postal Code: |
|---|---|---|---|
| | | | |

F.  Business Telephone Number:

G  Website/URL:

H.  Contact Employee:

| Name: | Title: |
|---|---|
| Michael MClain | SVP, Compliance Product Director |

| Telephone Number: | Email Address: |
|---|---|
| 447167306178 | michael.mcclain@citi.com |

I.  Chief Compliance Officer designated by the *applicant* in accordance with Exchange Act Section 15F(k):

| Name: | Title: |
|---|---|
| David Flowerday | Chief Compliance Officer |

| Telephone Number: | Email Address: |
|---|---|
| 442075086939 | david.flowerday@citi.com |

EXECUTION:

The applicant consents that service of any civil action brought by or notice of any proceeding before the Securities and Exchange Commission in connection with the applicant's security-based swap activities, unless the applicant is a nonresident SBS Entity, may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 1E and 1F. If the applicant is a nonresident SBS Entity, it must complete Schedule F to designate a U.S. agent for service of process.

The undersigned certifies that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including schedules attached hereto, and other information filed herewith are current, true and complete. The undersigned and applicant further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

| | Citigroup Global Markets Ltd |
|---|---|
| Date (MM/DD/YYYY) | Name of Applicant |
| By: David Flowerday | David Flowerday, Chief Compliance Officer |
| Signature *David Flowerday* | Name and Title of Person Signing on *Applicant's* behalf |

*This page must always be completed in full.*

DO NOT WRITE BELOW THIS LINE – FOR OFFICIAL USE ONLY